UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

CHICAGO MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

CEGEKA GROEP NV

(Offeror)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Stephan Daems

Cegeka Groep NV

Chief Financial Officer

Corda3, Kempische Steenweg 307

B-3500 Hasselt

Belgium

+32 11 24 02 34

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jonathan Klein

Brian Wohlberg

DLA Piper LLP (US)

1251 6th Ave.

New York, NY 10020

212-335-4902

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Chicago Merger Sub, Inc. a New York corporation (“Merger Sub”), a wholly owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (“Parent” or “Cegeka”) with the U.S. Securities and Exchange Commission on August 23, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Computer Task Group, Incorporated, a New York corporation (the “Company” or “CTG”), at a price of $10.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated August 23, 2023 (the “Offer to Purchase”) and in the accompanying Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Merger Sub and Parent. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The information set forth under Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and supplemented by adding at the end of this section the following subsection:

“Legal Proceedings Relating to the Offer

On August 28, 2023, an alleged shareholder of the Company, Michael Floyd, filed a complaint in the Supreme Court of the State of New York, County of Erie, captioned Floyd v. Computer Task Group, Incorporated, et al., Index No. 810903/2023, against the Company and the members of the CTG Board. In his complaint, Mr. Floyd alleges that the members of the CTG Board breached their fiduciary duties in connection with the CTG Board’s efforts to sell the Company to Cegeka and that they were aided and abetted by the Company. He further alleges in his complaint that the Company and the members of the CTG Board breached their fiduciary duties by misstating or omitting certain material information in the Schedule 14D-9 in connection with the Offer. On August 29, 2023, the court entered an ex parte order requiring the Company and the CTG Board to show cause at or before a hearing to be held on September 14, 2023 why the court should not enter an order prohibiting the Company from consummating the Transactions. The order also required Mr. Floyd to serve the complaint, the order to show cause, and the supporting papers on the Company and the other defendants by September 5, 2023 and established a schedule for the Company and the other defendants to submit papers in opposition to Mr. Floyd’s motion.

On August 30, 2023, an alleged shareholder of the Company, Ryan O’Dell, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Computer Task Group, Incorporated, et al., Case No. 1:23-cv-07712, against the Company and the members of the CTG Board. In his complaint, Mr. O’Dell alleged that the Company and members of the CTG Board violated Sections 14(d) (and Rule 14(d)(9) promulgated thereunder) and 14(e) of the Exchange Act, and the members of the CTG Board violated Section 20(a) of the Exchange Act, by, among other things, allegedly misstating or omitting certain material information in the Schedule 14D-9 in connection with the Offer.

Also on August 30, 2023, an alleged shareholder of the Company, Ephraim Wieder, filed a complaint in the United States District Court for the Southern District of New York, captioned Wieder v. Computer Task Group, Incorporated, et al., Case No. 1:23-cv-07732, against the Company and the members of the CTG Board. In his complaint, Mr. Wieder alleged that the Company and members of the CTG Board violated Sections 14(d) (and Rule 14(d)(9) promulgated thereunder) and 14(e) of the Exchange Act, and the members of the CTG Board violated Section 20(a) of the Exchange Act, by, among other things, allegedly misstating or omitting certain material information in the Schedule 14D-9 in connection with the Offer.

The plaintiffs in these actions generally seek, among other things, injunctive relief preventing the consummation of the Transactions unless and until the Company and the members of the CTG Board file an amended Schedule 14D-9 that does not contain any alleged untrue statements of material fact or omit material information, rescissory damages or rescission in the event of consummation of the Transactions, declaratory relief, and certain fees and expenses.

The outcome of these lawsuits cannot be predicted with certainty. If additional similar complaints are filed, absent new or different allegations that are material, Parent and Merger do not intend to announce such additional filings.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2023

CEGEKA GROEP NV
By:	/s/ Stijn Bijnens
Name:	Stijn Bijnens
Title:	Legal representative of ID&D NV, Managing Director & CEO

By:	/s/ Stephan Daems
Name:	Stephan Daems
Title:	Legal representative of Esdacon BV, Director & CFO

CHICAGO MERGER SUB, INC.
By:	/s/ Stijn Bijnens
Name:	Stijn Bijnens
Title:	President